U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                          SEC FILE NO. 000-13337

                                                        CUSIP NUMBER 664388 10 5

                                  (Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended: June 30, 1999

         [ ]     Transition Report on Form 10-K
         [ ]     Transition Report on Form 20-F
         [ ]     Transition Report on Form 11-K
         [ ]     Transition Report on Form 10-Q
         [ ]     Transition Report on Form N-SAR
         For the Transition Period Ended: ____________________

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   Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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Part I -- Registrant Information

Full Name of Registrant    Northeast (USA) Corp.

Former Name if Applicable  Celcor, Inc.

Address of Principal Executive Office (Street and Number)   1800 Bloomsbury Ave.

City, State and Zip Code   Ocean, NJ  07712

Part II -- Rules 12b-25(b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)  The  reasons  described  in  reasonable  detail  in  Part  III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The subject annual report, semi-annual  report,  transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
              and

[ ]       (c) The   accountant's  statement  or other  exhibit  required by Rule
              12b-25(c) has been attached if applicable.

Part III -- Narrative

          State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Northeast (USA) Corp. (the "Company") is not able to file its annual report on Form 10-KSB for the fiscal year ended June 30, 1999 within the time period prescribed for such report without unreasonable effort or expense.

The Company conducted limited business operations in the beauty supply industry for the fiscal years ended June 30, 1996 through June 30, 1999. Due to its inability to obtain GAAP-compliant financial statements from a Chinese subsidiary and its limited financial resources to hire employees or outside advisors to prepare the reports prescribed by Section 13 of the Securities Exchange Act of 1934, the Company did not make the requisite filings during this period. The Company has discontinued all previous business operations for the fiscal years ended June 30, 1996 through June 30, 1999.

The directors of the Company, on August 5, 1999, approved a merger transaction, subject to execution of a definitive merger agreement, whereby the Company will commence business operations in the Internet retailing industry after consummation of the merger. The Company intends to file a single Form 10-KSB for the fiscal year ended June 30, 1999 describing all material events affecting the Company since and including the fiscal year ended June 30, 1996. However, due to management time being diverted to preparing for the proposed merger and the necessity of reconstructing and restating its financial statements to reflect its previously discontinued operations, the Company has been unable to timely file its annual report on Form 10-KSB.

Part IV -- Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

           Stephen E. Roman, Jr. - President             732-922-3609
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         (Name and Title)                         (Area Code) (Telephone Number)

          (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                         [ ] Yes [X] No

Due to limited financial resources, the Company did not file any of the periodic reports required by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months. Moreover, due to limited financial resources, the Company did not make the requisite periodic filings for the fiscal years ended June 30, 1998, June 30, 1997 and June 30, 1996. (The Company did file a Form 10-KSB for the fiscal year ended June 30, 1996 without financial statements.)

All business operations for fiscal years 1996 through 1999 have been discontinued. Subject to execution of a definitive merger agreement, the Company intends to commence new business operations following consummation of a proposed merger transaction. The Company intends to file, on or before the fifteenth day following September 28, 1999, its Form 10-KSB for the fiscal year ended June 30, 1999 with information on all material events affecting the Company since the fiscal year ended June 30, 1996 included therein.

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [ ] Yes        [X] No

          If  so:  attach  an  explanation  of  the  anticipated   change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Northeast (USA) Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 1999                    By:      /s/Stephen E. Roman, Jr.
                                            Name:    Stephen E. Roman, Jr.
                                            Title:   President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


----------------------------------ATTENTION-------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter.